Mail Stop 4561

April 15, 2009

R. Neil Williams
Sr. Vice President and Chief Financial Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

>   **Re: Intuit Inc.**
>   **Form 10-K for the Fiscal Year Ended July 31, 2008**
>   **Filed September 12, 2008**
>   **Definitive Proxy Statement**
>   **Filed October 31, 2008**
>   **File No. 000-21180**

Dear Mr. Williams:

        We have reviewed your response letter dated February 20, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 5, 2009.

Definitive Proxy Statement Filed October 31, 2008

Compensation Discussion and Analysis, page 17

Long-Term Equity Incentives, page 23

1.   We understand from your responses to prior comments 1 and 2 that many decisions relating to your named executive officers' compensation are derived from qualitative evaluations of your named executive officers' performance, but that certain aspects of corporate performance are factored into overall compensation decisions. Please understand that discussion of the various items of individual and corporate performance that were considered by the Compensation

Committee must be accompanied by a complete qualitative and quantitative discussion of how the Compensation Committee determined to award each specific form and level of compensation in 2007. Going forward, your Compensation Discussion and Analysis must include a discussion of the specific factors the Compensation Committee considered in deriving the payouts awarded for each component of compensation and a complete analytical evaluation of why the Committee determined that the specific payout was appropriate in light of the factors considered. To assist you with the development of a more comprehensive Compensation Discussion and Analysis, please refer to the ample amount of publicly available guidance the Division of Corporation Finance has issued in this regard, most recently, Director White's October 21, 2008 speech, entitled "Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009," which is available on our website. Please confirm your understanding of the above.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Jay Ingram, Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief